UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

March 25, 2004
Date of Report (Date of earliest event reported)



ROYAL GOLD, INC.
(Exact name of registrant as specified in its charter)

Delaware	0-5664	84-0835164
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1660 Wynkoop Street, Suite 1000, Denver, CO	80202-1132
(Address of principal executive offices)	(Zip Code)

303-573-1660
(Registrant's telephone number, including area code)

Item 9.   Regulation FD Disclosure

The following information is furnished pursuant to Item 9 "Regulation FD Disclosure."

On March 24, 2004, Royal Gold, Inc. announced its ore reserve status and calendar year 2004 production estimates. The information contained in the press release dated March 24, 2004, is incorporated herein by reference and is filed as Exhibit 99.1 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


Royal Gold, Inc.
(Registrant)

By: */s/ Karen Gross*
Name: Karen Gross
Title: Vice President & Corporate Secretary


Dated: March 25, 2004

INDEX TO EXHIBITS

Exhibit No.   **Description**

99.1   Press release dated March 24, 2004, "Royal Gold Announces Ore Reserve Status and Calendar Year 2004 Production Estimates."

Exhibit 99.1

1660 Wynkoop St., Suite 1000
Denver, Colorado 80202-1132
PHONE: 303 573-1660
FAX: 303 595-9385
EMAIL: royalgold@royalgold.com
www.royalgold.com

NEWSRELEASE



FOR IMMEDIATE RELEASE: FOR FURTHER INFORMATION CONTACT:

Stanley Dempsey, Chairman & Chief Executive Officer
Karen Gross, Vice President & Corporate Secretary
(303) 573-1660

ROYAL GOLD ANNOUNCES ORE RESERVE STATUS
AND CALENDAR YEAR 2004 PRODUCTION ESTIMATES

DENVER, COLORADO. MARCH 24, 2004: ROYAL GOLD, INC. (NASDAQ:RGLD; TSE: RGL) today announced updated ore reserve estimates and production forecasts for its royalty properties. These reserves and production estimates are provided to us by the operators of our royalty properties: Pipeline Mining Complex – Placer Dome, Inc.; Leeville project – Newmont Mining Corporation; SJ Claims, Goldstrike Mine – Barrick Gold Corporation; Bald Mountain – Placer Dome, Inc.; Martha mine – Coeur d'Alene Mines Corporation.

Royalty Profiles

Pipeline Mining Complex (Lander County, Nevada)

The Company holds two sliding-scale gross smelter return royalties ("GSR1" and "GSR2"), a fixed rate gross smelter return royalty ("GSR3") (a GSR royalty is a defined percentage of the gross revenue from a resource extraction operation, with no deduction for any costs paid by or charged to the operator), and a net value royalty ("NVR1") on the Pipeline Mining Complex, in Lander County, Nevada. The GSR1 royalty covers the current mine footprint, and the GSR2 ("Super") royalty covers any reserves that are developed on the claim block lying outside the current mine footprint. The GSR2 royalty pays out at a rate that is 80% higher than that of GSR1, at all gold prices. The GSR3 royalty rate is fixed at 0.71% for the life of the mine. The 0.39% NVR1 royalty covers production from the GAS Claims, an area of interest of

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approximately 4,000 acres including the South Pipeline deposit and Crossroads area, but not including the Pipeline deposit. The NVR1 is calculated by deducting processing-related costs, but this royalty is not burdened by mining costs. Current production from the Pipeline Mining Complex is subject to GSR1, GSR3, and NVR1 royalties.

The Pipeline Mining Complex is owned by the Cortez Joint Venture ("Cortez"), a joint venture between Placer Cortez Inc. (60%), a subsidiary of Placer Dome Inc., and Kennecott Explorations (Australia) Ltd. (40%), a subsidiary of Rio Tinto, one of the largest gold producers in North America.

Placer Dome U.S., Inc., ("Placer"), has advised the Company that the Pipeline Mining Complex is expected to produce approximately 892,000 ounces of gold in calendar 2004, which will be subject to the Company's royalties.

Placer also informed the Company that it has updated its ore reserve estimates for the Pipeline Mining Complex, as of December 31, 2003, based on a gold price projection of $325 per ounce. The royalty positions held by Royal Gold at the Pipeline Mining Complex relate to the following reserves as of December 31, 2003.

TABLE 1

Proven and Probable Ore Reserves[1]

ROYALTY	TONS / TONNES (millions)	AVERAGE GOLD GRADE (ounces per ton/grams per tonne)	CONTAINED OUNCES OF GOLD (millions)
GSR1	150.3 / 136.4	0.038 / 1.30	5.756[2]
GSR2	9.8 / 8.9	0.021 / 0.72	0.208[2]
GSR3	160.1 / 145.2	0.037 / 1.27	5.963[2]
NVR1	120.2 / 109.0	0.034 / 1.17	4.109[2]

[1]Placer Dome is a Canadian issuer. Their definitions of "mineral reserve," "proven mineral reserve" and "probable mineral reserve" conform to the Canadian Institute of Mining, Metallurgy and Petroleum definitions of these terms as of the effective date of estimation as required by National Instrument 43-101 of the Canadian Securities Administrators.

[2]GSR1, GSR2, and NVR1 attributable reserves are a subset of the reserves covered by GSR3.

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The following table represents the royalty positions held by Royal Gold at the Pipeline Mining Complex as related to additional mineralized material as of December 31, 2003.

TABLE 2

Additional Mineralized Material[1, 2]

ROYALTY	TONS / TONNES (millions)	AVERAGE GOLD GRADE (ounces per ton/grams per tonne)
GSR1	79.5 / 72.1	0.028 / 0.96[3]
GSR2	97.0 / 88.0	0.038 / 1.30[3]
GSR3	176.5 / 160.1	0.033 / 1.13[3]
NVR1	140.0 / 127.0	0.034 / 1.17[3]

[1]Placer Dome is a Canadian issuer. Their definition of a "mineral resource" conforms to the Canadian Institute of Mining, Metallurgy and Petroleum definition of the term as of the effective date of estimation as required by National Instrument 43-101 of the Canadian Securities Administrators.

[2]Mineralized material is that part of a mineral system that has potential economic significance but is not included in the proven and probable ore reserve estimates until further drilling and metallurgical work is completed, and until other economic and technical feasibility factors based upon such work have been resolved.

[3]GSR1, GSR2, and NVR1 attributable reserves are a subset of the reserves covered by GSR3.

Leeville Project (Eureka County, Nevada)

Royal Gold holds a 1.8% carried working interest, which calculates as a net smelter return ("NSR") royalty for gold and silver, covering a portion of the Leeville project ("Leeville"). A net smelter return royalty is a defined percentage of the gross revenue from a resource extraction operation, less a proportionate share of incidental transportation, insurance and smelting costs.

Leeville is an underground mine, currently under development by Newmont Mining Corporation, ("Newmont"). Newmont has announced its intentions to initiate production at Leeville in the fourth quarter of 2005. Current production on the Leeville royalty land is derived from underground operations on a portion of the Carlin East deposit.

Newmont has advised the Company that it anticipates production of approximately 116,000 ounces of gold at the Carlin East deposit, attributable to Royal Gold royalties in calendar 2004.

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Newmont also advised the Company that as of December 31, 2003, at a $325 gold price, proven and probable ore reserves at the Leeville project related to Royal Gold's royalty includes 5.2 million tons (4.72 million tonnes) of ore, at an average grade of 0.487 ounces per ton ("opt") (16.7 grams per tonne ("gpt"), containing approximately 2.5 million ounces of gold.

In addition to the proven and probable ore reserves, the operator reports that the Leeville property contains approximately 1.5 million tons (1.36 million tonnes) of additional mineralized material, at an average grade of 0.453 opt (15.53 gpt).

At the Carlin East deposit, the operator advised that the proven and probable ore reserves related to Royal Gold's royalty includes approximately 384,000 tons (348,000 tonnes) of ore, at an average grade of 0.381 opt (13.06 gpt), containing approximately 146,000 ounces of gold. There is no additional mineralized material at Carlin East.

SJ Claims, Goldstrike Mine (Eureka County, Nevada)

The Company owns a 0.9% NSR royalty covering a portion of the Goldstrike mine, known as the SJ Claims. The Goldstrike mine is an open pit mine operated by Barrick Gold Corporation, ("Barrick").

Barrick has advised the Company that it anticipates production of approximately 515,000 ounces of gold in calendar 2004 from the SJ Claims that are subject to the Company's royalty.

The operator also reported that as of December 31, 2003, at a $325 gold price, proven and probable ore reserves at the SJ Claims related to the Company's royalty includes 62.2 million tons (56.4 million tonnes) of ore, at an average grade of 0.157 opt (5.38 gpt), containing approximately 9.8 million ounces of gold. The Company and Barrick are continuing to work together to define the additional mineralization on the SJ Claims that is related to Royal Gold's royalty.

Bald Mountain (White Pine County, Nevada)

Royal Gold holds a 1.75% to 3.5% NSR sliding-scale royalty that covers a portion of the Bald Mountain mine, operated by Placer Dome. The sliding-scale moves up 0.25% for each $25 per ounce of gold price movement, starting at $375 gold, except that the $375 gold price is indexed to 1986 dollars. This means the royalty rate remains at 1.75% until gold reaches a price of approximately $500 per ounce. We continue to earn a 1.75% royalty rate at Bald Mountain.

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Placer has informed the Company that it anticipates production of approximately 55,000 ounces of gold in calendar year 2004 attributable to Royal Gold's interest.

Placer has also advised the Company that as of December 31, 2003, at a $325 gold price, proven and probable ore reserves at Bald Mountain related to Royal Gold's royalty include 5.5 million tons (5.0 million tonnes) of ore, at an average grade of 0.058 opt (2.0 gpt), containing approximately 320,000 ounces of gold.

In addition to the proven and probable ore reserves, the operator reports that Bald Mountain contains approximately 7.7 million tons (7.0 million tonnes) of additional mineralized material, at an average grade of 0.037 opt (1.27 gpt) of gold.

Martha Mine (Santa Cruz Province, Argentina)

The Company owns a 2% NSR royalty on the Martha silver mine operated by Coeur d'Alene Mines Corporation ("Coeur").

Coeur has informed the Company that it anticipates the Martha mine will produce approximately 1.3 million ounces of silver in calendar 2004 attributable to Royal Gold's interest.

Coeur has also advised the Company that as of December 31, 2003, at a $5.25 per ounce silver price, proven and probable ore reserves at Martha related to Royal Gold's royalty include approximately 16,000 tons (14,515 tonnes) of ore, at an average grade of 83.7 opt (2,870.0 gpt), containing approximately 1.35 million ounces of silver.

In addition to the proven and probable ore reserves, the operator reports that the Martha mine contains approximately 24,000 tons (21,770 tonnes) of additional mineralized material, at an average grade of 78.4 opt (2,688.0 gpt) of silver.

Corporate Profile

Royal Gold, Inc. is a precious metals royalty company engaging in the acquisition and management of precious metals royalty interests. Royal Gold is publicly traded on the Nasdaq Market System, under the symbol "RGLD," and on the Toronto Stock Exchange under the symbol "RGL." The Company's web page is located at **www.royalgold.com**.

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Cautionary “Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995: With the exception of historical matters, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projections or estimates contained herein. Such forward-looking statements include statements regarding production estimates for calendar 2004 provided by third party operators, reserves, mineralization, and the sliding-scale features of our royalty structure at the Pipeline Mining Complex and Bald Mountain. Factors that could cause actual results to differ materially include, among others, changes in precious metals prices, decisions and activities of the operators of our royalty properties, unanticipated grade, geological, metallurgical, processing or other problems the operators of the mining properties may encounter, changes in project parameters as plans continue to be refined, results of current or planned exploration activities, economic and market conditions, and future financial needs or opportunities, and the impact of any future acquisitions, as well as other factors described elsewhere in this press release and in our Annual Report on Form 10-K, and other filings with the Securities and Exchange Commission. Most of these factors relate to activities of the mine operators and are beyond the Company's ability to predict or control. The Company disclaims any obligation to update any forward-looking statement made herein. Readers are cautioned not to put undue reliance on forward-looking statements.

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TABLE 3

Royalty Portfolio
Proven and Probable Ore Reserves as of December 31, 2003

ROYALTY	OPERATOR	CATEGORY	TONS/ TONNES (millions)	AVERAGE GRADE (opt/gpt)	CONTAINED OUNCES (millions)
Pipeline GSR1	Placer Dome	Reserve[1, 3]	150.3 / 136.4	0.038 / 1.30	5.756[5]
Pipeline GSR2	Placer Dome	Reserve[1, 3]	9.8 / 8.9	0.021 / 0.72	0.208[5]
Pipeline GSR3	Placer Dome	Reserve[1, 3]	160.1 / 145.2	0.037 / 1.27	5.963[5]
Pipeline NVR1	Placer Dome	Reserve[1, 3]	120.2 / 109.0	0.034 / 1.17	4.109[5]
Leeville Deposit	Newmont	Reserve[1]	5.2 / 4.72	0.487 / 16.7	2.518
Carlin East	Newmont	Reserve[1]	0.4 / 0.36	0.381 / 13.06	0.146
SJ Claims-Goldstrike	Barrick	Reserve[1, 4]	62.2 / 56.4	0.157 / 5.38	9.764
Bald Mountain	Placer Dome	Reserve[1, 3]	5.5 / 5.0	0.058 / 2.0	0.320
Martha (silver)	Coeur d'Alene	Reserve[2]	0.016 / 0.014	83.7 / 2,870.0	1.35

[1]Gold reserves were calculated by the various operators at $325 per ounce

[2]Silver reserves were calculated by the operator at $5.25 per ounces

[3]Placer Dome is a Canadian issuer. Their definitions of "mineral reserve," "proven mineral reserve" and "probable mineral reserve" conform to the Canadian Institute of Mining, Metallurgy and Petroleum definitions of these terms as of the effective date of estimation as required by National Instrument 43-101 of the Canadian Securities Administrators.

[4]Barrick is a Canadian issuer. Their definitions of "mineral reserves," "proven mineral reserves," and "probable mineral reserves" conform to the Canadian Institute of Mining, Metallurgy and Petroleum definitions of these terms as of the effective date of estimation as required by National Instrument 43-101 of the Canadian Securities Administrators.

[5]GSR1, GSR2, and NVR1 attributable reserves are a subset of the reserves covered by GSR3.

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TABLE 4

Royalty Portfolio
Additional Mineralization as of December 31, 2003

ROYALTY	OPERATOR	CATEGORY	TONS/ TONNES (millions)	AVERAGE GRADE (opt/gpt)
Pipeline GSR1	Placer Dome[1]	Mineralized Material[2]	79.5 / 72.1	0.028 / 0.96
Pipeline GSR2	Placer Dome[1]	Mineralized Material[2]	97 / 88.0	0.038 / 1.30
Pipeline GSR3	Placer Dome[1]	Mineralized Material[2]	176.5 /160.1	0.033 / 1.13
Pipeline NVR1	Placer Dome[1]	Mineralized Material[2]	140.0 / 127.0	0.034 / 1.17
Leeville Deposit	Newmont	Mineralized Material	1.5 / 1.36	0.453 / 15.53
Carlin East	Newmont	Mineralized Material	N/A	N/A
SJ Claims-Goldstrike	Barrick	Mineralized Material	N/A	N/A
Bald Mountain	Placer Dome[1]	Mineralized Material	7.7 / 7.0	0.037 / 1.27
Martha (silver)	Coeur d'Alene	Mineralized Material	0.024 / 0.02	78.43 / 2,688

[1]Placer Dome is a Canadian issuer. Their definitions of "mineral resource," "measured mineral resource," "indicated mineral resource," and "inferred mineral resource" conform to the Canadian Institute of Mining, Metallurgy and Petroleum definitions of those terms as of the effective date of estimation, as required by National Instrument 43-101 of the Canadian Securities Administrators. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

[2]GSR1, GSR2, and NVR1 mineralized material are a subset of the mineralized material covered by GSR3.

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TABLE 5

Royalty Portfolio
Calendar Year 2004 Production Estimates

ROYALTY	METAL	PRODUCTION OUNCES (thousands)
Pipeline GSR1	Gold	892
Pipeline GSR3	Gold	892
Pipeline NVR1	Gold	620
Carlin East	Gold	116
SJ Claims-Goldstrike	Gold	515
Bald Mountain	Gold	55
Martha	Silver	1,300

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